[Amazonia Celular logo]                                 [Thomson Financial logo]

TELE NORTE CELULAR PARTICIPACOES S.A.                              Isabel Vieira
Joao Cox                  Leonardo Dias                           Vice President
Chief Financial Officer   Investor Relations Manager       Isabel.vieira@tfn.com
Jcox@telepart.com.br      Ldias@telepart.com.br                   (212) 807-5110
(55 61) 429-5600          (55 61) 429-5673

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[TCN graphic]                                                  [Bovespa graphic]
                                  MATERIAL FACT



Brasilia, December 24, 2002 - Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, informed today that the Extraordinary Shareholders' Meeting held on December 19, 2002, approved changes in the Company By-Laws in order to adjust it to the provisions of the Article 17 of Law 6,404/76, pursuant to the alterations introduced by Law 10,303/2001.

According to the Shareholders' Meeting the adjustment was introduced in the article 11 of the By-Laws, in order to grant to preferred shareholders the right as set forth in the Item I of the 1st Paragraph of Article 17 of Law 6,404/76, pursuant to the new wording provided by Law 10,303/01; or the right which is currently granted by the By-Laws - considered, for this purpose, the one which represents the higher value, pursuant the Minute that is under registration process at the Board of Trade (Junta Comercial) of Distrito Federal.


Joao Cox Neto
CFO and Investor Relations Officer